TSX-V: MAD	OTCBB: MRDDF	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711    www.mirandagold.com

MIRANDA GOLD COMMENTS ON BARRICK’S DISCOVERY IN THE CORTEZ TREND OF NEVADA

Vancouver, BC, Canada –September 12, 2011 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD), in response to inquiries, wishes to update shareholders on the recent announcement by Barrick Gold Corp. (“Barrick”) regarding their discovery in the Cortez trend.

On September 7, 2011, Barrick Gold Corp. (“Barrick”) announced that it had made two significant gold discoveries, known as Red Hill and Goldrush, on its Cortez property in Nevada.  An inferred resource of 3.5 million oz/ton gold from 28,756,602 tons grading 0.123 ounces per ton gold has been defined by Barrick at Red Hill and mineralization remains open in all directions (see Barrick’s website for details).  Miranda’s Red Hill project is also in the Cortez area of Nevada but it is a distinct and separate property just south of the Barrick property of the same name (see map).  Barrick was Miranda’s funding partner at Miranda’s Red Hill project from 2004-2008 and completed several holes, including BRH-013 which intersected 45ft of 0.237 oz/ton gold.  Today, Miranda’s Red Hill property is being explored by funding partner, NuLegacy Gold Corporation (TSX.V-NUG) (“NuLegacy”).

While the Barrick announcement does not directly impact Miranda’s property it is viewed as a very positive development in the Cortez trend.  According to Ken Cunningham, Miranda’s President and CEO, “the Barrick discovery validates Miranda’s expertise in the Cortez area and highlights the value of our projects in the area which include our Red Hill and Coal Canyon properties.”  Miranda’s Vice President of Exploration, Joe Hebert, prior to his employment with Miranda, was in charge of generative exploration for the Cortez Joint Venture (Placer Dome and Kennecott).  Using predictive geologic models he projected structural trends from the Pipeline deposit and made a discovery that was called ET Blue.  Based on Barrick’s press release, Miranda believes that ET Blue is either on the fringe of or is part of Barrick’s Goldrush discovery.  Miranda views the Cortez area as a cluster of multi-million ounce deposits that occur in a predictable structural setting and at predictable periodicities.  The deposits in the Cortez trend occur in a series of en-echelon clusters with a general southeast trend.  The north end of the string of deposits includes Pipeline and South Pipeline (20M oz), followed by the Cortez and Cortez Hills deposits (14M oz) and now the Red Hill and Goldrush deposits (+3.5M oz).  The next known gold occurrence to the southeast, along trend is Miranda’s Red Hill property.

Miranda congratulates Barrick’s exploration team and is pleased that its current partner, NuLegacy, is planning geophysical and geochemical test work over the portion of Miranda’s Red Hill property where BHR-013 intersected gold mineralization.  A deep penetration induced polarization survey as well as a soil-gas mercury survey will be completed this fall in order to guide deep drilling in the area around BRH-13.  This deeper drilling is scheduled for 2012.

NuLegacy also intends to drill 2-3 additional holes outside of the BHR-13 target area this fall.  Assay results are pending on NuLegacy’s recently completed reverse circulation drill hole at Coal Canyon.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Corporation, Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.